UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29834 / October 12, 2011

In the Matter of	:
	:
STONE HARBOR EMERGING MARKETS INCOME FUND	:
STONE HARBOR INVESTMENT PARTNERS LP	:
	:
31 West 52nd Street, 16th Floor	:
New York, NY 10019	:
	:
(812-13867)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Stone Harbor Emerging Markets Income Fund and Stone Harbor Investment Partners LP filed an
application on February 9, 2011, and amendments to the application on May 27, 2011, and
September 13, 2011, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The
order permits a registered closed-end investment company to make periodic distributions of
long-term capital gains with respect to its common stock as frequently as monthly in any taxable
year, and as frequently as distributions are specified by or in accordance with the terms of any
outstanding preferred stock that such investment company may issue.

On September 16, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29791). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act
and rule 19b-1 under the Act requested by Stone Harbor Emerging Markets Income Fund and

Stone Harbor Investment Partners LP (File No. 812-13867) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary